September 17, 2008

RE: Get cash now from your FSP Phoenix Tower Corp. investment.

Dear Investor,

Good news!  Now you can sell your FSP Phoenix Tower Corp. investment and regain control of your money.  Right now, MPF will pay you $36,420 per Share . Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on November 7, 2008, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. FSP Phoenix Tower Corp. has an infinite life, and it has indicated that it may dispose of the property in two to four years, but there is no guarantee that will happen.  Sell today and ensure you get your money out from this security.  Further, the Corporation has said it “cannot guarantee the future payment of dividends.”

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•	Avoid potential losses due to the downturn in the real estate economy. Sell your investment now before the real estate market downturn causes a larger decline in your investment value.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like FSP Phoenix Tower Corp. can be very difficult to sell. It can take weeks or months to find an interested buyer and FSP Phoenix Tower Corp. may continue to operate indefinitely! But now you can sell your Shares and get your money today.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after FSP Phoenix Tower Corp. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Letter of Transmittal. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires November 7, 2008 (unless extended). So don’t delay. Fill out and mail in the FSP Phoenix Tower Corp. Letter of Transmittal today so we can rush you a check.